                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                              SCHEDULE 13D
                             (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                            TO RULE 13d-2(a)

                          (Amendment No. ____)

                       Willow Grove Bancorp, Inc.
-----------------------------------------------------------------------------
                         (Name of Issuer)


              Common Stock, par value $0.01 per share
-----------------------------------------------------------------------------
                    (Title of Class of Securities)


                               97111E 10 1
-----------------------------------------------------------------------------
                             (CUSIP Number)

                         Hugh T. Wilkinson, Esq.
                         Andrew Rosenstein, Esq.
                  Elias, Matz, Tiernan & Herrick L.L.P.
                               12th Floor
                          734 15th Street, N.W.
                         Washington, D.C.  20005
                             (202)347-0300

-----------------------------------------------------------------------------
(Name, Address, Telephone Number of Person Authorized to Receive Notices and Communications)

                          December 23, 1998
-----------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
                              (Page 1 of 8)

---------------------
CUSIP NO. 97111E 10 1              13D
---------------------
-----------------------------------------------------------------------------
1
NAMES OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Willow Grove Mutual Holding Company
-----------------------------------------------------------------------------
2
THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                          (b) [ ]
-----------------------------------------------------------------------------
3
SEC USE ONLY
-----------------------------------------------------------------------------
4
SOURCE OF FUNDS

OO
-----------------------------------------------------------------------------
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT      [ ]
TO ITEM 2(d) OR 2(e)

N/A
-----------------------------------------------------------------------------
6
CITIZENSHIP OR PLACE OF ORGANIZATION
United States
-----------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
    OWNED BY EACH REPORTING
      PERSON WITH                           2,812,974
                                     ----------------------------------------
                                     8      SHARED VOTING POWER

                                            0
                                     ----------------------------------------
                                     9      SOLE DISPOSITIVE POWER

                                            2,812,974
                                     ----------------------------------------
                                     10     SHARED VOTING POWER

                                            0
-----------------------------------------------------------------------------
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,812,974
-----------------------------------------------------------------------------
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
-----------------------------------------------------------------------------
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

54.7%
-----------------------------------------------------------------------------
14
TYPE OF REPORTING PERSON

HC
-----------------------------------------------------------------------------
                                 (Page 2 of 8)

Item 1.  Security and Issuer
----------------------------
     This Schedule 13D relates to shares of the common stock, par value $0.01 per share (the "Common Stock"), of Willow Grove Bancorp, Inc., a federal stock corporation (the "Company"), whose principal executive offices are located at Welsh and Norristown Road, Maple Glen, Pennsylvania 19002.

Item 2.  Identity and Background
--------------------------------
     (a)-(b)-(c) This Schedule 13D is filed on behalf of Willow Grove Mutual Holding Company, a federally chartered mutual holding company (the "MHC"). The MHC's principal business is to hold the majority of the Company's shares of Common Stock. The business address of the MHC is Welsh and Norristown Road, Maple Glen, Pennsylvania 19002.

     Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each executive officer and director of the MHC (collectively, "Insiders"):



    Name                            Occupation
    ----                            ----------

    Frederick A. Marcell,    Jr.    Director; President and Chief Executive
                                    Officer of Willow Grove Bancorp, Inc.,
                                    Willow Grove Mutual Holding Company and
                                    Willow Grove Bank


    William W. Langan               Chairman of the Board of Willow Grove
                                    Bancorp, Inc., Willow Grove Mutual
                                    Holding Company and Willow Grove Bank;
                                    President and owner of Marmetal
                                    Industries, Inc.


    Thomas M. Fewer                 Senior Vice President of Willow Grove
                                    Bancorp, Inc., Willow Grove Mutual
                                    Holding Company and Willow Grove Bank


    John J. Foff, Jr.               Senior Vice President and Chief Financial
                                    Officer of Willow Grove Bancorp, Inc.,
                                    Willow Grove Mutual Holding Company and
                                    Willow Grove Bank


    John T. Powers                  Senior Vice President and Secretary of
                                    Willow Grove Bancorp, Inc., Willow Grove
                                    Mutual Holding Company and Willow Grove
                                    Bank
                                (Page 3 of 8)

    Name                            Occupation
    ----                            ----------
    Lewis W. Hull                   Director; Chairman of Hull Corp. and Hull
                                    Company


    J. Ellwood Kirk                 Director; Retired


    Stanley B. Kitzelman            Director; Retired


    Charles F. Kremp, 3rd           Director; President and owner of Charles
                                    F. Kremp, 3rd, florist


    A. Brent O'Brien                Director; President and owner of the
                                    insurance broker firm Bean, Mason & Eyer,
                                    Inc.


    Samuel H. Ramsey, III           Director; President and owner of Samuel
                                    H. Ramsey III, certified public
                                    accountants


    William B. Weihenmayer          Director; Self-employed real estate
                                    investor


     (d) During the last five years, neither the MHC nor any of the Insiders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither the Company nor any of the Insiders has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  All of the Insiders are U.S. citizens.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------
     On December 23, 1998, the Company was formed for the purpose of becoming the stock holding company of Willow Grove Bank, a federally chartered mutual savings bank, Maple Glen, Pennsylvania (the "Bank") and the MHC was formed for the purpose of becoming the mutual holding company parent of the Company. Pursuant to the Plan of Reorganization from Mutual Savings Bank to Mutual Holding Company and Subsidiary Holding Company Formation (the "Plan of Reorganization") and a related Plan of Stock Issuance ("Plan of Stock Issuance"), effective December 23, 1998, the Bank became a wholly owned subsidiary of the Company, which became a majority owned subsidiary of the MHC (the "Mutual Holding Company Reorganization"). On December 23, 1998, 2,812,974 shares of Common Stock were issued to the MHC at no cost to the MHC. In addition, on December 23, 1998, certain Insiders purchased shares of Common Stock using their personal funds. All shares purchased by Insiders were purchased at a price of $10.00 per share.
                                (Page 4 of 8)

Item 4.  Purpose of Transaction
-------------------------------
     The primary purpose of the Mutual Holding Company Reorganization was to establish a structure that will enable the Bank to compete and expand more effectively in the financial services marketplace, and that will enable the Bank's depositors, employees, management and directors to obtain an equity ownership interest in the Bank through their ownership interests in the Company. The mutual holding company structure permitted the Company to sell capital stock, which is a source of capital not available to a mutual savings bank. The transaction also gives the Bank and the Company greater flexibility to structure and finance the expansion of operations and to diversity into other financial services. Because the Company only issued a minority of the Common Stock for sale to the public in the Mutual Holding Company Reorganization, the Bank's mutual form of ownership and its ability to remain an independent savings bank and to provide community-related financial services is expected to be preserved.

     While the MHC and Insiders intend to exercise their rights as stockholders, neither the MHC nor the Insiders currently has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure;
(g) changes in the Company's charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section
12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------
     (a) As of December 23, 1998, the MHC directly and beneficially owned 2,812,974 shares of the Company's Common Stock, which represented 54.7% of the issued and outstanding shares of Common Stock on such date. The following table sets forth information with respect to the shares of Common Stock beneficially owned by the Insiders as of December 23, 1998, all of such shares were purchased by the Insiders in the subscription offering conducted by the Company in accordance with the Plan of Reorganization and the Plan of Stock Issuance:
                                (Page 5 of 8)

                                       No. of Shares          % of Outstanding
    Name                               Beneficially Owned     Common Stock
    ----                               ------------------     ----------------


    Frederick A. Marcell, Jr. (1)      30,650                 .60%
    William W. Langan (2)              15,000                 .29%
    Thomas M. Fewer (3)                24,600                 .48%
    John J. Foff, Jr. (4)               8,000                 .16%
    John T. Powers (5)                  7,600                 .15%
    Lewis W. Hull                      20,000                 .39%
    J.Ellwood Kirk (6)                 13,000                 .25%
    Stanley B. Kitzelman                - 0 -                  0.0%
    Charles F. Kremp, 3rd              10,000                 .19%
    A. Brent O'Brien (7)               15,000                 .29%
    Samuel H. Ramsey, III              28,900                 .56%
    William B. Weihenmayer(8)          32,500                 .63%

________________________________
(1) Mr. Marcell shares voting and dispositive power for 30,000 shares which are held by the Company's 401(k) plan.

(2) Mr. Langan shares voting and dispositive power with his spouse.

(3) Mr. Fewer shares voting and dispositive power for 10,000 shares with his spouse. Mr. Fewer shares voting and dispositive power for 13,600 shares which are held by the Company's 401(k) plan.

(4) Mr. Foff shares voting and dispositive power for 6,700 shares which are held by the Company's 401(k) plan.

(5) Mr. Powers shares voting and dispositive power with his children living with him for 100 shares. Mr. Powers shares voting and dispositive power for 6,000 shares which are held by the Company's 401(k) plan.

(6) Mr. Kirk shares voting and dispositive power with his spouse.

(7) Mr. O'Brien shares voting and dispositive power with his spouse.

(8) Mr. Weihenmayer shares voting and dispositive power for 5,000 of his 32,500 shares with his two minor children.

     (b) The MHC has sole voting power over 2,812,974 shares and sole dispositive power over 2,812,974 shares. The Insiders have voting and dispositive power over the shares listed in Item 5(a) above as discussed in the footnotes to Item 5(a).
                                (Page 6 of 8)

     (c) Other than the issuance to the MHC of the 2,812,974 shares of the Company's Common Stock and the purchase by the Insiders of the shares of Common Stock listed in Item 5(a) above, neither the MHC nor any Insider has effected any transaction in the Company's Common Stock within the past 60 days. For information with respect to such issuance, see Item 3 above.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
-----------------------------------------------------------------------------
to Securities of the Issuer
---------------------------
     As of the date of this Schedule 13D, neither the MHC nor any of the Insiders is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7.  Material to Be Filed as Exhibits
-----------------------------------------
     None.
                                 (Page 7 of 8)

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                  WILLOW GROVE
                                  MUTUAL HOLDING COMPANY



March 24, 1999                     By:  /s/ Frederick A. Marcell, Jr.,
                                            ---------------------------------
                                            Frederick A. Marcell, Jr.,
                                            as President and Chief Executive
                                            Officer
                               (Page 8 of 8)